

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 26, 2018

<u>Via E-mail</u>
Ms. Catherine P. Raw
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
161 Bay Street
P.O. Box 212
Toronto, Canada M5J 2S1

>   **Re: Barrick Gold Corporation**
>   **Form 40-F for the Fiscal Year Ended December 31, 2017**
>   **Filed March 26, 2018**
>   **File No. 001-09059**

Dear Ms. Raw:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended December 31, 2017</u>

<u>Exhibit 99.3 - Financial Statements</u>

<u>Note 4 – Acquisitions and Divestitures, page 116</u>

1.   We note your disclosure regarding the sale of 25% of Cerro Casale and the establishment of a new partnership with Goldcorp that you account for as a joint operation. Please address the following points:

- Tell us whether the sale of 25% of your interest resulted in a loss of control over the operation of Cerro Casale and if you have applied the provisions of paragraph 25 of IFRS 10 in your accounting for this transaction. To the extent you do not believe a loss of control occurred, please provide the basis for your conclusion and accounting literature that supports your view.

- Tell us how you considered the provisions of paragraphs 21A and B33A through B33D of IFRS 11 in determining your accounting for the new joint operation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining